FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release, dated March 5, 2007, regarding a material event.

Item 1

Inquiries-Please contact:	FOR IMMEDIATE RELEASE
Andres Veszpremy
General Counsel
Phone: (562) 351-1187
FAX: (562) 351-1717
E-mail: aveszpremy@afpprovida.cl

Santiago, Chile, March 5, 2007

PROVIDA REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

In accordance with the stipulations in articles 9 and 10 of Law 18,045 and General Rule No. 30 of the Superintendency of Securities and Insurance, please be advised of the following material event:

On March 2, 2007, AFP Provida S.A., through its subsidiary Provida Internacional S.A., sold the equivalent of 10% of the share capital of BBVA Crecer AFP in the Dominican Republic to one of the companies of the Vicini Group in that country. The sale price totaled three million five hundred thousand dollars of the United States of America (US$3,500,000.00)As a result of the foregoing, Provida Internacional S.A. is left with 25% interest in the share capital of the aforementioned company.

The above transaction generated a net effect on the company profits as of February 28th this year amounting to US$743,146.00, equivalent to CH$401,350,860, at the exchange rate of $540.07 per dollar. This amount is the result of the sales price mentioned above minus the estimated taxes and the value of the assets.

Santiago, Chile, March 5, 2007.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: March 5, 2007	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: March 5, 2007	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.